Form 10-K, Exhibit 13
period 1998-01-04
FIELDWORKS INC
filed 1998-04-06
CIK 912643

                     SELECTED CONSOLIDATED FINANCIAL DATA


Selected Consolidated
Operations Data:

                                          Year Ended      Year Ended                  Years Ended December 31,
                                          January 4,      January 5,        ----------------------------------------
(in thousands, except  per share amounts)       1998            1997            1995            1994            1993

Net sales                                   $ 23,815        $ 13,111        $  8,242        $  2,742        $     --
                                            ========        ========        ========        ========        ========
Cost of sales                                 15,395           8,311           4,980           1,978              --
                                            --------        --------        --------        --------        --------
   Gross profit                                8,420           4,800           3,262             764              --
Operating expenses:
   Sales and marketing                         4,268           3,235           1,523             904              36
   General and administrative                  3,034           2,232           1,169             762             160
   Research and development                    1,884           1,896             948             765             289
                                            ------------------------------------------------------------------------
   Total operating expenses                    9,186           7,363           3,640           2,431             485
                                            ------------------------------------------------------------------------
Operating loss                                  (766)         (2,563)           (378)         (1,667)           (485)
Interest expense and other, net                 (258)           (356)            (69)            (21)             --
                                            ------------------------------------------------------------------------
Net loss from continuing operations           (1,024)         (2,919)           (447)         (1,688)           (485)
Loss from discontinued operation(1)               --            (377)           (180)             --              --
                                            ------------------------------------------------------------------------
Net loss                                    $ (1,024)       $ (3,296)       $   (627)       $ (1,688)       $   (485)
                                            ========================================================================
Basic and diluted loss per common share:
   Net loss per common share from
      continuing operations                 $   (.12)       $   (.45)       $   (.07)       $   (.31)       $   (.16)
   Loss per common share from
      discontinued operation(1)                   --            (.06)           (.03)             --              --
                                            ------------------------------------------------------------------------
   Net loss per common share                $   (.12)       $   (.51)       $   (.10)       $   (.31)       $   (.16)
                                            ========================================================================
Weighted average common
   shares outstanding                          8,242           6,442           6,131           5,430           2,993
                                            ========================================================================

Selected Consolidated
Balance Sheet Data:
Cash                                        $  3,219        $  2,132        $    113        $    126        $  1,230
Working capital                               11,517           1,042           1,685           1,317           1,845
Total assets                                  16,120           9,906           4,559           3,603           2,008
Long-term debt and capital lease
   obligations, less current portion              23              67              62              11              --
Total debt                                        70           6,150           1,254             809              --
Accumulated deficit                           (7,327)         (6,303)         (2,805)         (2,173)           (485)
Total shareholders' equity                    12,799           1,813           2,132           1,636           1,919

(1) In November 1996, the Company's Board of Directors approved the distribution of all of the issued and outstanding shares of the common stock of the Company's wholly-owned subsidiary, Paragon Technology, Incorporated (Paragon) as a dividend to shareholders of record of the Company as of November 15, 1996. Paragon's results of operations for the years ended January 5, 1997 and December 31, 1995, as well as the estimated loss from disposition, have been presented as a discontinued operation in the above Selected Consolidated Financial Data.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


Cautionary Statement Regarding Forward-Looking Statements. This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this annual report, the words or phrases "believes," "anticipates," "expects," "intends," "estimates" or similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements involve risks and uncertainties that may cause the Company's actual results to differ materially from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the following: risks associated with the development of new products, market acceptance of new products, technological obsolescence, dependence on third-party manufacturers and suppliers, risks associated with the Company's dependence on proprietary technology and the long customer sales cycle. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to revise any forward-looking statements in order to reflect events or circumstances after the date of such statements. Readers are urged to carefully review and consider the various disclosures made by the Company in this report and in the Company's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect the Company's business.

Operating Results. The following table sets forth certain financial data expressed as a percentage of net sales for the periods indicated:

For the Years Ended          January 4, 1998  January 5, 1997  December 31, 1995
--------------------------------------------------------------------------------
Net sales                                100%             100%               100%
Cost of sales                             65               63                 60
                                         ---              ---                ---
   Gross profit                           35               37                 40
Operating expenses:
   Sales and marketing                    18               25                 18
   General and administrative             12               17                 14
   Research and development                8               14                 12
                                         ---              ---                ---
   Total operating expenses               38               56                 44
Operating loss                            (3)             (19)                (4)
Interest expense and other, net           (1)              (3)                (1)
                                         ---              ---                ---
Net loss from continuing operations       (4)             (22)                (5)
Loss from discontinued operation          --               (3)                (3)
                                         ---              ---                ---
Net loss                                  (4)%            (25)%               (8)%
                                         ===              ===                ===

Market Trends. The worldwide market for portable personal computers is expanding rapidly. The availability of high powered portable computer technology coupled with application specific technologies and the proliferation of wireless communications contributes to the increased demand. The Company expects increased requirements to improve the efficiency in field based work forces and link field workers into corporate information systems. These requirements have contributed to the historical year-to-year increases in sales and the Company believes this will continue in the foreseeable future.

   The Company targets those markets which require portable computing platforms that can perform multiple functions including diagnostics, data acquisition and electronic testing and monitoring. Specifically, the Company is targeting five vertical markets: Heavy Equipment/Trucking, Utilities, Public Safety, Government/Military, and Medical. Each of these vertical markets continues to experience growth in field service computer application requirements.

COMPARISON OF YEARS ENDED

JANUARY 4, 1998 AND JANUARY 5, 1997

Net Sales. Net sales for 1997 were $23.8 million, an increase of $10.7 million or 82% compared to 1996 sales of $13.1 million. This increase was primarily attributable to an increase in the number of units sold (an increase of 97%) which was partially offset by reductions in the average selling prices of the 7000 Series products and an increase in the number of 5000 Series units sold throughout 1997, which carries lower pricing. Sales of the 5000 Series represented 46% of net sales in 1997 and 17% in 1996. The Company experienced net sales growth in all key vertical markets, the most significant increase occurring in the heavy equipment/trucking market.

   International sales increased to $6.0 million or 25% of net sales for 1997 compared to $3.2 million or 24% of net sales in 1996. The majority of international sales are in Europe, including $3.4 million in 1997 and $2.1 million in 1996. The Company believes that international sales as a percentage of total net sales will continue at levels similar to those in 1997, with little impact on the Company's results of operations or liquidity.

   The Company expects continued sales growth as a result of expansion in all key vertical markets and new product offerings. In addition to sales increases in the 5000 Series and 7000 Series products, the Company is in the process of developing the 2000 Series line of mobile embedded servers. Management believes that this will position the Company not only as a supplier of service tools and platforms, but also will allow the Company to enter the emerging vehicle on-board server market in such applications as transportation, utilities, government/military and law enforcement. It is anticipated that shipments of the 2000 Series will begin in mid to late 1998. The Company plans to continue to expand its product lines in the future to offer a wide array of product platforms to serve applications within its key strategic markets.

   Delays in the introduction of new products or market acceptance of these products could reduce the anticipated growth of the Company's sales. Additionally, due to the potential long customer sales cycle, there is the possibility of erratic revenue growth.

Gross Profit. Gross profit increased 75% from $4.8 million in 1996 to $8.4 million in 1997. As a percentage of net sales, gross profit margins decreased from 37% to 35%. The introduction in the second half of 1996 of the 5000 Series, which carries lower pricing and profit margins, and the introduction of a new lower base price 7000 Series model in the fourth quarter of 1996, were the significant causes for the reduced margins as a percent of net sales. With improvements in manufacturing efficiencies, specifically due to enhanced manufacturing processes at the Company's new manufacturing facility, outsourcing of several key assembly components, and unit volume increases, the Company believes it will increase gross profit margins to the high 30% range by late 1998.

Sales and Marketing. Sales and marketing expenses include salaries, sales commissions, travel and related expenses for the Company's marketing, sales and technical support personnel. These expenses also include programs aimed at increasing revenues, such as advertising and trade shows, as well as various sales and promotional programs designed for specific vertical markets. Sales and marketing expenses were $4.3 million in 1997, an increase of $1.0 million or 32% compared to 1996. The increased expenses were primarily due to an expansion in the Company's direct sales force and sales commissions. As a percentage of net sales, sales and marketing expenses declined from 25% in 1996 to 18% in 1997. The Company expects to continue to invest in the promotion and marketing of its products, to expand its vertical marketing strategy and enhance its competitive position. Accordingly, increases in sales and marketing expenditures are anticipated in future periods, although expenses are projected to remain relatively consistent as a percentage of net sales.

General and Administrative. General and administrative expenses include the Company's finance, human resources, contracts and other administrative management operations. These expenses increased from $2.2 million or 17% of net sales in 1996 to $3.0 million or 12% of net sales in 1997. The increase was attributable to additional compensation expenses as the Company expanded its executive management team to support the growth of the Company. In addition, increased facilities expenses were incurred as the Company signed a lease for a new, larger facility and moved its office personnel during the fourth quarter of 1997. The production operations moved into the new facility during first quarter of 1998. The Company has subleased its prior facility through the lease expiration date in June 1999. The Company anticipates holding the growth of general and administrative expenses to a level less than the growth of sales in the future.

Research and Development. Research and development expenses are incurred in the development and testing of new or enhanced products and customized computing platforms for special applications. These costs are expensed as incurred. These expenses remained consistent at $1.9 million in 1997 and 1996, with an increase in salaries and related expenses in 1997 offset by a reduction in product development material costs. During 1996, a significant investment in material costs was made relating to the introduction of the 5000 Series. Research and development expenses decreased as a percentage of net sales from 14% in 1996 to 8% in 1997. The Company expects these expenses to increase for the foreseeable future as it expands its technical resources to develop new products and enhance existing product lines. As a percentage of net sales, research and development expenses are expected to remain stable or increase moderately.

Interest Expense and Other, Net. Interest expense, net of interest income, decreased from $356,000 in 1996 to $258,000 in 1997. Proceeds from the initial public offering were used to repay debt in March and April 1997, with interest income earned on the remaining proceeds from the offering. The Company expects to continue reporting net interest income for the foreseeable future.


COMPARISON OF YEARS ENDED
JANUARY 5, 1997 AND DECEMBER 31, 1995

Net Sales. The Company's net sales increased 59% from $8.2 million in 1995 to $13.1 million for 1996. Of the increase in net sales, $4.4 million was due to an increase in the number of units sold. International sales decreased from 35% of net sales for 1995 to 24% of net sales for 1996 as a result of the Company's focus on building its domestic sales force and testing to demonstrate continued compliance with European EMI standards.

Gross Profit. Gross profit increased 45% from $3.3 million in 1995 to $4.8 million in 1996. As a percentage of net sales, gross profit decreased from 40% in 1995 to 37% in 1996. In 1995 the Company incurred $0.3 million, or 4% of net sales, in inventory disposal costs related to upgrading computer components due to technological advances. This compared to $0.8 million or 6% of net sales, in 1996.

Sales and Marketing. Sales and marketing expenses increased from $1.5 million or 18% of net sales for 1995 to $3.2 million or 25% of net sales for 1996. The increase was primarily related to advertising, staffing and promotion expenses to build general product recognition and introduce the 5000 Series.

General and Administrative. General and administrative expenses increased from $1.2 million or 14% of net sales for 1995 to $2.2 million or 17% of net sales for 1996. The increase was due to staffing, legal fees, professional services and facilities expenses.

Research and Development. The Company incurred research and development expenses of $1.9 million or 14% of net sales in 1996 as compared to $0.9 million or 12% of net sales in 1995. The increase in research and development expenses was primarily due to significant investment in the introduction of the 5000 Series and also continued development of the 7000 Series.

Interest Expense and Other, Net. Interest expense increased from $69,000 for 1995 to $356,000 for 1996 primarily due to higher levels of indebtedness including the Company's terminated bank line of credit, loans from affiliated parties and bridge notes, all of which funded working capital requirements.

Liquidity and Capital Resources. From inception to March 1997, the Company primarily financed its operations and capital expenditures through the private sale of equity and debt securities, loans and bank lines of credit. In the first quarter of 1997, the Company completed an initial public offering of common stock and received net proceeds of $11.8 million from the sale of 2,125,000 shares. From the proceeds, the Company repaid $6.4 million of loans during 1997. There were no loans outstanding or bank credit facilities open as of January 4, 1998.

   The Company's cash balance as of January 4, 1998 was $3.2 million as compared to the January 5, 1997 balance of $2.1 million. Cash used for operating activities totaled $3.7 million in 1997 and $5.4 million in 1996. The Company's accounts receivable increased from $2.0 million at January 5, 1997 to $6.4 million at January 4, 1998, primarily due to increased sales in the fourth quarter of 1997. Inventories increased $0.6 million to $5.0 million at the end of 1997. This was mainly due to increases in raw materials and purchased parts to support the increased business volume. Accrued liabilities increased $0.9 million to $1.8 million in 1997. This is attributed to an increase in accrued warranty and deferred revenue relating to increased sales of products and extended warranties.

   In 1997, the Company purchased $0.9 million of property, plant and equipment. The expenditures primarily related to computers, equipment, furniture and fixtures for the new facility as well as information system upgrades and manufacturing tooling expenditures. The Company anticipates property, plant and equipment expenditures relating to tooling to increase in the future as it expands its product offerings.

   As of the date of this annual report, the Company has requested proposals relating to a line of credit to supplement cash availability and plans to have a facility in place during the second quarter of 1998. The Company believes that this planned line of credit, together with existing cash, interest expected to be earned thereon, anticipated operating cash flows, and any other potential financing to be sought through borrowings or other arrangements, will be sufficient to fund its operations at least through fiscal 1998. Cash requirements for periods during and beyond the next twelve months depend on the Company's profitability, its ability to manage working capital requirements and its rate of growth, among other factors.

Year 2000. The Company's internal information systems were upgraded during the first quarter of 1998 to ensure year 2000 compliance. The total cost of the implementation was not significant. Management believes its current products are year 2000 compliant. Although the Company believes it is under no obligation, the Company is assessing the impact of potential modifications to units sold in prior periods. The Company believes that any associated costs will not have a material impact on the Company's results of operations. The Company's operations with respect to the year 2000 may also be affected by other entities with which the Company transacts business. The Company is currently unable to determine the potential consequences, if any, that could result from such entities' failure to effectively address this issue.

Recent Accounting Pronouncement. The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128) effective in the quarter and year ended January 4, 1998. SFAS No. 128 establishes accounting standards for computing and presenting earnings (loss) per share (EPS). Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. No dilution for potentially dilutive securities is included. Diluted EPS is calculated using the treasury stock method and reflects the dilutive effect of outstanding options, warrants and other securities. In the Company's calculations, the impact of common stock equivalents has been excluded from the computation of weighted average common shares outstanding as the effect would be antidilutive. As a result, basic and diluted EPS are equal for all periods presented in this annual report.

                          CONSOLIDATED BALANCE SHEETS

                                                       January 4, 1998    January 5, 1997
ASSETS

Current Assets:
Cash and cash equivalents                                  $ 3,218,759         $2,132,089
Accounts receivable, net of allowance for
   doubtful accounts of $384,600 and $201,400                6,402,023          2,008,693
Inventories                                                  5,009,137          4,417,322
Note receivable from related party                                  --             92,175
Prepaid expenses and other                                     186,298            418,189
                                                           -----------         ----------
   Total current assets                                     14,816,217          9,068,468
                                                           -----------         ----------
Property and Equipment:
Computers and equipment                                      1,628,949          1,125,379
Furniture and fixtures                                         378,821            125,374
Leasehold improvements                                         184,446             98,585
Less: Accumulated depreciation                                (913,918)          (553,178)
                                                           -----------         ----------
   Property and equipment, net                               1,278,298            796,160
Deposits and Other Assets, net                                  25,555             41,491
                                                           -----------         ----------
                                                           $16,120,070         $9,906,119
                                                           ===========         ==========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Notes payable                                              $        --         $4,675,838
Notes payable to related parties (Note 4)                           --          1,350,000
Accounts payable                                             1,489,982          1,111,526
Accrued compensation and benefits                              410,758            264,035
Other accrued liabilities                                    1,350,610            567,201
Current maturities of capitalized lease obligations             47,409             57,411
                                                           -----------         ----------
   Total current liabilities                                 3,298,759          8,026,011
Capitalized Lease Obligations, less current maturities          22,693             66,722
                                                           -----------         ----------
   Total liabilities                                         3,321,452          8,092,733
                                                           -----------         ----------

Commitments and Contingencies (Note 8)
Shareholders' Equity:
Series A convertible preferred stock, $.001 par value,
   300,000 shares authorized, issued and outstanding
   at January 5, 1997                                               --                300
Common stock, $.001 par value, 30,000,000
   and 15,000,000 shares authorized;
   8,725,426 and 5,880,736 issued and outstanding                8,725              5,881
Common stock warrants                                          150,640            231,985
Additional paid-in capital                                  19,966,602          7,878,591
Accumulated deficit                                         (7,327,349)        (6,303,371)
                                                           -----------         ----------
   Total shareholders' equity                               12,798,618          1,813,386
                                                           -----------         ----------
                                                           $16,120,070         $9,906,119
                                                           ===========         ==========

The accompanying notes are an integral part of these consolidated balance sheets.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended                                   January 4, 1998     January 5, 1997    December 31, 1995

Net Sales                                                 $23,815,045         $13,111,077           $8,241,791
Cost of Sales                                              15,394,663           8,310,933            4,979,504
                                                          -----------         -----------           ----------
      Gross profit                                          8,420,382           4,800,144            3,262,287
                                                          -----------         -----------           ----------

Operating Expenses:
   Sales and marketing                                      4,268,001           3,234,692            1,523,648
   General and administrative                               3,034,670           2,232,040            1,168,626
   Research and development                                 1,884,128           1,896,448              948,406
                                                          -----------         -----------           ----------
      Total operating expenses                              9,186,799           7,363,180            3,640,680
                                                          -----------         -----------           ----------
      Operating loss                                         (766,417)         (2,563,036)            (378,393)
Interest Expense and Other, net                              (257,561)           (356,328)             (68,678)
                                                          -----------         -----------           ----------
Net Loss from Continuing Operations                        (1,023,978)         (2,919,364)            (447,071)
Loss from Discontinued Operation (Note 1)                          --            (376,682)            (179,848)
                                                          -----------         -----------           ----------
Net Loss                                                  $(1,023,978)        $(3,296,046)          $ (626,919)
                                                          ===========         ===========           ==========

Basic and Diluted Loss Per Share:
   Net loss per common share from continuing operations   $      (.12)        $      (.45)          $     (.07)
   Loss per common share from discontinued operation               --                (.06)                (.03)
                                                          -----------         -----------           ----------
   Net loss per common share                              $     (.12)         $      (.51)          $     (.10)
                                                          ===========         ===========           ==========
   Weighted average common shares outstanding               8,242,434           6,442,193            6,131,094
                                                          ===========         ===========           ==========


The accompanying notes are an integral part of these consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                   Series A
                                  Convertible
                                Preferred Stock             Common Stock          Common    Additional                 Total Share-
                               -----------------         ------------------        Stock       Paid-in    Accumulated      holders'
                               Shares     Amount         Shares      Amount     Warrants       Capital        Deficit        Equity

Balance December 31, 1994          --      $  --      5,329,100      $5,329    $  81,435  $  3,721,471    $(2,172,733) $  1,635,502


Issuance of common stock,
    net of offering costs
        of $111,750                --         --        354,334         355           --       950,895             --       951,250
Exercise of stock options          --         --         31,334          31           --        31,971             --        32,002
Issuance of common
    stock warrants                 --         --             --          --       33,750            --             --        33,750
Exercise of warrants               --         --        100,000         100           --        99,900             --       100,000
Merger with Paragon (Note 1)       --         --         25,300          25           --        12,025         (5,491)        6,559
Net loss                           --         --             --          --           --            --       (626,919)     (626,919)
                             --------     ------     ----------      ------    ---------    ----------     ----------    ----------
Balance, December 31, 1995         --         --      5,840,068       5,840      115,185     4,816,262     (2,805,143)    2,132,144

Issuance of preferred stock   300,000        300             --          --           --     2,999,700             --     3,000,000
Exercise of stock options          --         --         40,668          41           --        62,629             --        62,670
Issuance of common
    stock warrants                 --         --             --          --      116,800            --             --       116,800
Spin-off of Paragon (Note 1)       --         --             --          --           --            --       (202,182)     (202,182)
Net loss                           --         --             --          --           --            --     (3,296,046)   (3,296,046)
                             -------------------------------------------------------------------------------------------------------
Balance, January 5, 1997      300,000        300      5,880,736       5,881      231,985     7,878,591     (6,303,371)    1,813,386

Issuance of common stock,
    net of offering costs
        of $2,042,200              --         --      2,125,000       2,125           --    11,768,207             --    11,770,332
Conversion of
    preferred stock          (300,000)      (300)       576,923         577           --          (277)            --            --
Exercise of stock options          --         --         61,422          61           --       157,472             --       157,533
Exercise of common
    stock warrants                 --         --         81,345          81      (81,345)      162,609             --        81,345
Net loss                           --         --             --          --           --            --     (1,023,978)   (1,023,978)
                             -------------------------------------------------------------------------------------------------------
Balance,  January 4, 1998          --      $  --      8,725,426      $8,725     $150,640   $19,966,602    $(7,327,349)  $12,798,618
                             =======================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           For the Years Ended
                                                                       -----------------------------------------------------------
                                                                       January 4, 1998       January 5, 1997     December 31, 1995
Operating Activities:
Net loss                                                                $ (1,023,978)          $(3,296,046)         $   (626,919)
Adjustments to reconcile net loss to net cash
       used for operating activities-
   Depreciation and amortization                                             747,717               373,662               183,336
   Change in operating items:
     Accounts receivable                                                  (4,393,330)             (120,765)           (1,174,941)
     Inventories                                                            (591,815)           (2,596,021)             (121,476)
     Prepaid expenses and other                                              236,117              (348,991)              (12,039)
     Net assets of discontinued operation                                         --              (163,931)                   --
     Accounts payable                                                        378,456               211,599               (44,320)
     Accrued expenses                                                        930,132               558,208                83,302
                                                                        ------------          ------------         -------------
     Net cash used for operating activities                               (3,716,701)           (5,382,285)           (1,713,057)
                                                                        ------------          ------------         -------------
Investing Activities:
Purchase of property and equipment                                          (886,829)             (556,120)             (251,409)
Loan to related party                                                         92,175               (92,175)                   --
                                                                        ------------          ------------         -------------
   Net cash used for investing activities                                   (794,654)             (648,295)             (251,409)
                                                                        ------------          ------------         -------------
Financing Activities:
Proceeds from issuance of common stock                                    12,009,210               162,670             1,616,354
Proceeds from issuance of preferred stock                                         --             3,000,000                    --
Net line of credit borrowings (repayments)                                        --            (1,160,000)              670,000
Net proceeds from notes payable                                                   --             4,735,952                    --
Proceeds from notes payable to related parties                                    --             2,890,000                10,341
Payment of notes payable                                                  (5,000,000)                   --                    --
Payment of notes payable to related parties                               (1,350,000)           (1,540,000)             (300,000)
Payment of capitalized lease obligations                                     (61,185)              (38,555)              (17,670)
                                                                        ------------          ------------         -------------
Net cash provided by financing activities                                  5,598,025             8,050,067             1,979,025
                                                                        ------------          ------------         -------------
Increase In Cash and Cash Equivalents                                      1,086,670             2,019,487                14,559
Cash and Cash Equivalents, beginning of year                               2,132,089               112,602               125,883
                                                                        ------------          ------------         -------------
Cash and Cash Equivalents, end of year                                  $  3,218,759          $  2,132,089         $     140,442
                                                                        ============          ============         =============

Supplemental cash flow disclosure:
Cash paid for interest                                                  $    266,858          $    214,601         $      86,292
                                                                        ============          ============         =============

Noncash investing and financing activities:
Notes receivable from sale of common stock                              $         --          $         --         $     100,000
                                                                        ============          ============         =============
Property and equipment acquired under capital leases                    $      7,154          $     68,558         $      99,409
                                                                        ============          ============         =============
Issuance of warrants                                                    $         --          $    116,800         $      33,750
                                                                        ============          ============         =============
Net assets acquired/disposed of relating to Paragon (Note 1)            $         --          $    202,182         $       6,559
                                                                        ============          ============         =============


The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. NATURE OF BUSINESS

Operating Activities. FieldWorks, Incorporated (FieldWorks or the Company), a Minnesota corporation, was organized on October 2, 1992 and was in the development stage until significant revenue-generating activities commenced in 1994. FieldWorks is engaged in the design, development, manufacturing, marketing and support of customer-specific computing solutions for demanding field environments. The Company has integrated certain field instrumentation platforms with state-of-the-art computer technology to produce a new class of portable instrumentation equipment capable of simultaneously supporting many types of diagnostic communication and computing capabilities required by the field professions. The Company's products are expandable through multiple expansion slots that can integrate a user's application-specific, multi-media and communications needs into one portable, rugged device. The products have been designed with a modular system configuration that allows a user to easily upgrade the central processing unit or any other technological components without purchasing a new computer. Additionally, the Company has the ability to customize its computing platforms to meet the unique needs of its customers.

     FieldWorks markets its products worldwide through a direct sales force, independent sales representatives and distributors, original equipment manufacturers, value-added-resellers and system integrators.

     The Company's future operations are dependent upon the attainment of certain objectives, including the continued successful development, marketing and sale of its products and the continued design and implementation of new technology. After products have been successfully introduced, additional time may be necessary before continuing profitability on those products is achieved.

Merger With Paragon Technology, Incorporated and Subsequent Distribution. In August 1995, FieldWorks completed a merger agreement with Paragon Technology, Incorporated (Paragon), a Pennsylvania company engaged in software research and development. The merger was effected through a share-for-share exchange of 25,300 shares of FieldWorks' common stock for all of the outstanding shares of Paragon common stock. The merger was accounted for as a pooling of interests and, accordingly, the accompanying consolidated financial statements reflect the combined activities of FieldWorks and Paragon (collectively, the Company) for the entire 1995 fiscal year.

    On November 11, 1996, the Company's board of directors approved the distribution of all of the issued and outstanding common stock of Paragon, as a dividend to Company shareholders of record as of November 15, 1996. All shares of Paragon stock were distributed prior to January 5, 1997. At January 5, 1997, the Company had a note receivable from Paragon of $92,175. This note was repaid in full on February 5, 1997.

    Paragon's results of operations for 1996 and 1995 have been presented as a discontinued operation in the accompanying statements of operations. Revenues applicable to Paragon were approximately $183,000 and $274,000 for the period from January 1, 1996 to November 15, 1996 and for the year ended December 31, 1995, respectively.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year. Effective in fiscal 1996, the Company changed to a 52/53-week fiscal year. Fiscal years subsequent to 1996 will end on the Sunday closest to December 31st. All references herein to "1997," "1996" and "1995" represent the 52-week fiscal year ended January 4, 1998, the 53-week fiscal year ended January 5, 1997 and the year ended December 31, 1995, respectively. The Company does not believe that this change affects comparability of the financial statements.

Principles of Consolidation. The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Earnings (Loss) Per Common Share. The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128) effective in the quarter and year ended January 4, 1998. SFAS No. 128 establishes accounting standards for computing and presenting earnings (loss) per share (EPS). Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. No dilution for potentially dilutive securities is included. Diluted EPS is calculated using the treasury stock method and reflects the dilutive effect of outstanding options, warrants and other securities. In the Company's calculations, the impact of common stock equivalents has been excluded from the computation of weighted average common shares outstanding as the effect would be antidilutive. As a result, basic and diluted EPS are equal for all periods presented in the accompanying Statements of Operations.

    As a result of the adoption of SFAS No. 128 and related Securities and Exchange Commission rules, the Company's reported EPS amounts have been restated as follows:

                                                       1996                1995
--------------------------------------------------------------------------------
Primary loss per share as reported                     $.50                $.10
Effect of SFAS No. 128                                  .01                  --
                                                       ----                ----
Basic loss per share as restated                       $.51                $.10
                                                       ====                ====
Fully diluted loss per share as reported               $ --                $ --
Effect of SFAS No. 128                                  .51                 .10
                                                       ----                ----
Diluted loss per share as restated                     $.51                $.10
                                                       ====                ====

Cash and Cash Equivalents. Cash consists of amounts held in the Company's checking accounts and money market funds with original maturities of 90 days or less. The carrying value approximates fair value due to the short maturity of the instruments.

Inventories. Inventories are stated at the lower of cost or market value, as determined by the first-in, first-out cost method, and consisted of the following:

                                           January 4, 1998       January 5, 1997
--------------------------------------------------------------------------------
Raw materials                                   $3,268,558            $2,772,219
Work in process                                    859,172             1,066,189
Finished goods                                     881,407               578,914
                                                ----------            ----------
    Total                                       $5,009,137            $4,417,322
                                                ==========            ==========


Property and Equipment. Property and equipment are recorded at cost. Repair and maintenance costs which do not significantly extend the lives of the respective assets are charged to expense as incurred. Depreciation is computed using the straight-line method over the related assets' useful lives, ranging from three to seven years.

Warranties. The Company provides a one-year warranty from the date of sale. Estimated warranty costs are accrued in the same period in which the related revenue is recognized, based on anticipated parts and labor costs utilizing historical experience. Ultimate warranty costs may differ from such estimates.

Other Accrued Liabilities. The Company's other accrued liabilities as shown in the consolidated balance sheets included the following:

                                           January 4, 1998       January 5, 1997
--------------------------------------------------------------------------------
Deferred revenue                                $  563,095              $ 15,939
Accrued warranty                                   332,053               174,521
Accrued returns and allowances                     206,356                36,891
Other                                              249,106               339,850
                                                ----------              --------
    Total                                       $1,350,610              $567,201
                                                ==========              ========

Revenue Recognition. The Company recognizes product revenue, net of estimated returns, at the time the products are shipped. Revenue for services performed is recognized as earned. Revenues related to extended warranties sold to customers are recorded as deferred revenue and recognized over the periods covered by the extended warranties.

Significant Customers and Export Sales. For the year ended January 4, 1998, sales to one customer represented 13% of net sales. For the years ended January 5, 1997 and December 31, 1995, there were no customers representing over 10% of net sales.

     Export sales by major region were as follows:

                                                  1997         1996         1995
--------------------------------------------------------------------------------

Europe                                      $3,396,000   $2,087,000   $1,925,000
Americas                                     1,875,000      342,000      292,000
Middle East/Africa                             183,000      299,000      137,000
Asia                                           416,000      158,000      249,000
Australia                                       93,000      154,000      178,000
Russia                                              --      152,000       70,000
                                            ----------   ----------   ----------
                                            $5,963,000   $3,192,000   $2,851,000
                                            ==========   ==========   ==========


Research and Development Costs. Research and development costs are charged to expense as incurred.

Concentrations of Credit Risk. The Company's exposure to concentrations of credit risk relates primarily to trade receivables. Such exposure is limited due to the large number of customers and their dispersion across many industries and geographies. The Company controls credit risk by performing credit evaluations for all new customers and requires letters of credit, bank guarantees and advance payments, if deemed necessary. Through 1997, bad debt write-offs have not been material.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the periods presented. Ultimate results could differ from those estimates.

3. INCOME TAXES

The Company accounts for income taxes under the liability method, which requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences under enacted tax laws of temporary differences between the financial reporting and tax bases of assets and liabilities.
    A reconciliation of the Company's statutory tax rate to the effective rate is as follows:

                                             1997           1996        1995
--------------------------------------------------------------------------------
Federal statutory rate                         34%            34%         34%
State taxes, net of federal tax benefit         4              6           6
Valuation allowance                           (38)           (40)        (40)
                                              ---            ---         ---
                                               --%            --%         --%
                                              ===            ===         ===

    As of January 4, 1998, the Company had approximately $4,400,000 of net operating loss carryforwards for federal income tax purposes that are available to offset future taxable income through the year 2012. Certain restrictions caused by the change in ownership resulting from sales of stock will limit annual utilization of the net operating loss carryforwards.
    The components of the Company's deferred tax asset are as follows:

                                            1997           1996            1995
--------------------------------------------------------------------------------

Net operating loss carryforwards    $  2,719,000   $  1,760,000   $     877,000
Deductible differences                 1,434,000        448,000         260,000
Valuation allowance                   (4,153,000)    (2,208,000)     (1,137,000)
                                    ------------   ------------   -------------
                                    $         --   $         --   $          --
                                    ============   ============   =============



4. LINE OF CREDIT AND NOTES PAYABLE

Line of Credit. In December 1995, the Company entered into a revolving line-of-credit agreement, with borrowing capacity of $1,500,000, limited to a borrowing base, as defined in the agreement. The credit facility was collateralized by substantially all assets of the Company and was personally guaranteed by a shareholder of the Company. In March 1996, the line was extended through April 1997 and its borrowing limit increased to $2,000,000. The incremental borrowing capacity of $500,000 was personally guaranteed by a shareholder of the Company. In December 1996, the Company repaid all amounts owed under the line with bridge financing proceeds received in December 1996 and terminated the agreement. The maximum amount outstanding during 1996 under this line was $2,000,000 and average borrowings for the year were $1,652,000. The weighted average interest rate during 1996 was 9.77%.

Notes Payable. During December 1996, the Company raised approximately $4,684,000 through a private debt offering, net of $316,000 in offering costs. In connection with the notes, the Company issued five-year warrants for the purchase of 250,000 shares of common stock at an exercise price of $5.20. These notes were repaid in April 1997.

    In May through September 1996, the Company entered into certain unsecured short-term financing agreements with related and other parties, for a total of $2,890,000. Outstanding borrowings under these agreements were $1,350,000 at January 5, 1997 and were repaid in March 1997.

5. SHAREHOLDERS' EQUITY

In March 1997, the Company completed an initial public offering (IPO) of 2,125,000 shares of common stock with proceeds of approximately $11.8 million, net of related offering costs. The Company used $6.4 million of the proceeds to repay bridge financing arrangements (see Note 4) and the remaining proceeds will continue to be used to fund capital expenditures and for working capital purposes. In connection with the IPO, the Company granted warrants for the purchase of 212,500 shares to the underwriter. These warrants have an exercise price of $7.80 and expire in March 2002. At the completion of the IPO, the Company's articles of incorporation were amended to authorize 30 million shares of common stock, $.001 par value, and five million shares of undesignated preferred stock, $.001 par value.

    In July 1996, the Company sold 300,000 shares of Series A, $.001 par value convertible preferred stock (Preferred Stock) at $10 per share. The Preferred Stock was automatically converted into common stock upon consummation of the initial public offering at a rate of $5.20. The holder of the preferred stock was also granted warrants to purchase 46,154 shares of the Company's common stock at an exercise price of $5.20 per share.The warrants are exercisable through July 2001. In December 1994, the Company completed a private placement (1994 Placement) of 479,100 shares of common stock at $3 per share, receiving proceeds of $1,437,300. In 1995, the Company extended the 1994 Placement to allow for issuance of an additional 354,334 shares of common stock at $3 per share.


6. WARRANTS

Warrants to purchase 913,399 and 600,899 shares of the Company's common stock were outstanding at January 4, 1998 and January 5, 1997. The warrants are exercisable at prices ranging from $3 to $7.80 and are exercisable at various times through March 2002.

    In March 1997, warrants for the purchase of 81,345 shares at $1 per share were exercised.


7. STOCK OPTION AND 401(K) PLANS

Stock Option Plans. In June 1994, the Company adopted a Long-Term Incentive and Stock Option Plan (the Plan). Under the Plan, options are granted at an exercise price equal to the fair market value of the common stock at the date of grant. Incentive stock options are granted to employees, and vest over varying periods not to exceed ten years. As of January 4, 1998, the Plan is authorized to issue up to 1,500,000 shares of common stock for such options. At January 4, 1998 and January 5, 1997, 124,476 and 249,598 shares were available for future grants.

    In December 1996, the Company's board of directors approved the Non-Employee Directors' Stock Option Plan (the Directors' Plan), which was approved at a shareholder meeting held on January 20, 1997. Under the Directors' Plan, each non-employee director will receive 25,000 nonqualified options upon election and 10,000 options at each reelection date. The Directors' Plan authorizes the issuance of up to 300,000 shares of common stock for these options. At January 4, 1998, 245,000 shares were available for future grants.

    Shares subject to option are summarized as follows:


                                                         Incentive      Weighted average         Non-qualified      Weighted average
                                                     stock options        exercise price         stock options        exercise price
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                                 258,000                 $1.11                80,000                 $1.00
    Options granted                                        123,000                  2.99                20,000                  3.00
    Options canceled                                        (6,666)                 2.25                    --                    --
    Options exercised                                      (31,334)                 1.02                    --                    --
                                                        ----------                ------              --------                ------
Balance, December 31, 1995                                 343,000                  1.77               100,000                  1.40
    Options granted                                        320,900                  5.25                57,500                  5.00
    Options canceled                                        (2,332)                 3.57                    --                    --
    Options exercised                                       (5,668)                 1.35               (35,000)                 1.57
                                                        ----------                ------              --------                ------
Balance, January 5, 1997                                   655,900                  3.47               122,500                  3.04
    Options granted                                        449,800                  5.33               181,000                  6.07
    Options canceled                                       (50,678)                 5.40                    --                    --
    Options exercised                                      (31,422)                 3.36               (30,000)                 1.00
                                                        ----------                ------              --------                ------
Balance, January 4, 1998                                 1,023,600                 $4.19               273,500                 $5.27
                                                        ==========                ======              ========                ======
    Options exercisable at:
    December 31, 1995                                      199,450                 $1.48                86,800                 $1.16
                                                           =======                 =====               =======                 =====
    January 5, 1997                                        471,103                 $2.92                81,217                 $2.13
                                                           =======                 =====               =======                 =====
    January 4, 1998                                        536,683                 $3.22               162,678                 $4.82
                                                           =======                 =====               =======                 =====

    Additional information regarding options outstanding at January 4, 1998 is as follows:


                                                                                                                    Weighted average
                                                         Number of              Exercise      Weighted average             remaining
Type of option                                             options           price range        exercise price      contractual life
------------------------------------------------------------------------------------------------------------------------------------
Incentive                                                  343,000           $1.00-$5.00                 $1.94             2.0 years
Incentive                                                  680,600           $5.00-$7.00                  5.33             5.9 years
                                                         ---------
                                                         1,023,600
                                                         =========
Nonqualified                                                35,000           $1.00-$5.00                 $1.57             6.6 years
Nonqualified                                               238,500           $5.00-$7.00                  5.81             9.1 years
                                                         ---------
                                                           273,500
                                                         =========

    The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in the accompanying statements of operations. Had compensation cost been recognized based on the fair values of options at the grant dates consistent with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and net loss per common share would have been increased to the following pro forma amounts:

                                           1997           1996             1995
--------------------------------------------------------------------------------
Net loss
    As reported                      $1,023,978       $3,296,046        $626,919
    Pro forma                         2,083,978        4,156,046         736,919
Net loss per common share
    As reported                      $      .12       $      .51        $    .10
    Pro forma                               .25              .65             .12


    Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

    The weighted average fair values of options granted were as follows:

                                                 Incentive          Nonqualified
                                             stock options         stock options
--------------------------------------------------------------------------------

1997 grants                                          $3.47                 $4.43
1996 grants                                           3.87                  4.46
1995 grants                                           2.20                  2.67

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995:

                                               1997          1996          1995
--------------------------------------------------------------------------------

Risk-free interest rate                       6.35%         6.59%         6.39%
Expected life of incentive options          5 years       5 years       5 years
Expected life of nonqualified options       7 years      10 years      10 years
Expected volatility                              72%           90%           90%
Expected dividend yield                          --            --            --

401(k) Profit-Sharing Plan. Effective January 1, 1996, the Company adopted a 401(k) profit-sharing plan (the 401(k) Plan) covering substantially all full-time employees. Eligible employees may elect to defer up to 15% of their eligible compensation. The Company may make discretionary matching contributions of up to 6% of each plan participant's eligible compensation. Through January 4, 1998, the Company had not made any matching contributions to the 401(k) Plan.


8. COMMITMENTS AND CONTINGENCIES

Leases. The Company leases its current manufacturing and office facility under an operating lease which expires September 30, 2004. The Company leased its previous facility under an operating lease which expires in June 30, 1999. This facility has been subleased for the remaining period under lease. Total additional rentals to be received in future years are approximately $308,000, which approximates the Company's obligation under this lease. The Company also leases equipment under capital leases which expire at various dates through November 2000. Property and equipment under capital leases at January 4, 1998 totaled $176,900.

    The following is a schedule of future minimum lease payments as of January 4, 1998:

                                                Capital leases  Operating leases
--------------------------------------------------------------------------------

1998                                                  $ 53,718          $696,000
1999                                                    15,418           608,000
2000                                                     7,750           505,000
2001                                                        --           462,500
2002                                                        --           482,500
Thereafter                                                  --           924,000
                                                      --------
Total minimum capital lease payments                    76,886
Less-
    Amount representing interest                        (6,784)
    Current maturities                                 (47,409)
                                                      --------
Noncurrent portion of minimum capital lease payments  $ 22,693
                                                      ========


Legal Proceedings. The Company is involved in legal actions in the ordinary course of its business. Although the outcome of any such legal actions cannot be predicted, management believes that there is no pending legal proceeding against or involving the Company for which the outcome is likely to have a material adverse effect upon the Company's financial position, results of operations or cash flows.

9. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                First Quarter         Second Quarter         Third Quarter         Fourth Quarter
                                              -----------------      -----------------     ------------------     -----------------
(in thousands)                                  1997       1996        1997       1996       1997        1996       1997       1996
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                     $5,117     $2,830      $5,513     $3,066     $6,012      $3,702     $7,173    $ 3,513
Gross profit                                   1,883      1,095       1,943      1,226      2,204       1,433      2,390      1,046
Net income (loss) from
  continuing operations                         (698)      (455)       (305)      (530)       (53)       (597)        32     (1,337)
Loss from discontinued
  operation/(1)/                                  --        (70)         --       (137)        --        (140)        --        (30)
                                             -------    -------     -------    -------   --------     -------   --------    -------
Net income (loss)                            $  (698)   $  (525)    $  (305)   $  (667)  $    (53)    $  (737)  $     32    $(1,367)
                                             =======    =======     =======    =======   ========     =======   ========    =======
Basic and diluted loss
  per common share:
    Net loss per common share
      from continuing operations             $  (.10)   $  (.07)    $  (.04)   $  (.08)  $   (.01)    $  (.09)  $     --    $  (.20)
    Loss per common share from
      discontinued operation/(1)/                 --       (.01)         --       (.02)        --        (.02)        --       (.01)
                                             -------    -------     -------    -------   --------     -------   --------    -------
    Net loss per common share                $  (.10)   $  (.08)    $  (.04)   $  (.10)  $   (.01)    $  (.11)  $     --    $  (.21)
                                             =======    =======     =======    =======   ========     =======   ========    =======
Price range of common stock/(2)/:
  High                                             6 1/4     --           5 5/8     --          6 1/2      --          7 3/4     --
  Low                                              4 3/4     --           3 11/32   --          4 1/16     --          5         --

(1) In November 1996, the Company's Board of Directors approved the distribution of all of the issued and outstanding shares of the common stock of the Company's wholly-owned subsidiary, Paragon, as a dividend to shareholders of record of the Company as of November 15, 1996. Paragon's results of operations for the year ended January 5, 1997, as well as the estimated loss from disposition, have been presented as a discontinued operation in the above Quarterly Financial Data.

(2) FieldWorks, Incorporated common stock is traded on the Nasdaq National Market System under the symbol "FWRX." Price information is not applicable for periods prior to the Company's initial public offering in March 1997.


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To FieldWorks, Incorporated: We have audited the accompanying consolidated balance sheets of FieldWorks, Incorporated (a Minnesota corporation) and Subsidiary as of January 4, 1998 and January 5, 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended January 4, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FieldWorks, Incorporated and Subsidiary as of January 4, 1998 and January 5, 1997, and the results of their operations and their cash flows for each of the three years in the period ended January 4, 1998 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Minneapolis, Minnesota,
February 9, 1998

28